FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, January 6, 2009

FAIRFAX DECLARES ANNUAL DIVIDEND

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it has declared a dividend of US$8.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 27, 2009 to shareholders of record on January 20, 2009.  Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Consistent with the practice of prior years, the amount of this dividend was determined taking into account the current operating results of Fairfax and its insurance and reinsurance companies and the current cash position at the Fairfax holding company. Consequently, as each year’s circumstances are different, this dividend should not be regarded as indicative of the amount of any future annual dividends.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:         Greg Taylor, Chief Financial Officer, at (416) 367-4941

                                Media Contact
                        Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946